Exhibit 16.1

[Ernst & Young LLP Letterhead]

September 24, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 24, 2004, of MasTec, Inc. and are in agreement with the statements contained in the first, third, fourth, fifth, and seventh paragraphs of Item 4 presented on pages 1 and 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the weaknesses in internal control to prepare financial statements, included in the fifth paragraph of Item 4 presented on page 1 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 consolidated financial statements.

Very truly yours,
/s/ Ernst & Young LLP